Zentek Announces Positive Therapeutic Results achieved by Triera Biosciences for C19HBA

Guelph, ON - January 30, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN) announces that its wholly-owned subsidiary Triera Biosciences Ltd. ("Triera") has completed testing of its C19HBA aptamer as a potential therapeutic. The SARS-CoV-2 universal aptamer built on the proprietary high-binding affinity aptamer platform successfully outperformed a leading monoclonal antibody ("LMA") in preclinical testing demonstrating potential as a therapeutic for SARS-CoV-2.

The Company previously reported successful results when C19HBA was tested as a prophylactic treatment. In repeated prophylaxis trials against SARS-CoV-2 variants, including Omicron XBB 1.5 variant, C19HBA has matched or exceeded the clinical protection when compared to LMA.

In the most recent trial completed in January 2024 by the Miller lab at McMaster University, C19HBA was tested for its therapeutic potential.  Mice were first infected with a lethal challenge of ancestral SARS-CoV-2 (wild type) and 24 hours later, the mice received either no treatment, LMA treatment, or a treatment featuring C19HBA.

LMA treatment demonstrated some clinical benefit compared to the untreated mice, however, weight loss curves and recovery time were not materially improved between LMA-treated and untreated groups. In contrast, the treatment that featured C19HBA demonstrated improved therapeutic benefit over either no treatment or the LMA therapeutic as evidenced by:

  Initial signs of recovery and full recovery of the C19HBA-treated mice occurring one day earlier than LMA treated or untreated mice; and
  A 30% reduction in total average weight loss of C19HBA treated mice compared to the average weight loss of untreated and LMA-treated mice.

The full results of this preclinical investigation are pending publication in a peer reviewed journal.

"Our investment and focus on the aptamer platform technology continues to produce incredible results using Covid as a proof of concept. This was the first successful demonstration that C19HBA could provide therapeutic benefit to go along with the strong results from our prophylaxis testing. This is the first step in validating the potential use case as a complete program that could minimize the impact from numerous infectious diseases by providing prophylaxis, therapeutic and rapid detection using the same aptamer." said Greg Fenton, CEO of the Company and Triera. "A product like C19HBA could be ideal to control outbreaks as it can provide both prophylaxis and treatment for anyone exposed to the virus. We will continue to move C19HBA toward phase 1 clinical trials for Covid while discussing other opportunities for the platform with potential partners."

Dr. Matthew Miller commented, "Speaking from my experience as Canada Research Chair in Viral Pandemics, C19HBA is exactly the type of solution we were looking for during the pandemic. Having access to both a prophylaxis and therapeutic could have completely changed the trajectory of our pandemic experience and the response from public health. Although the acute phase of the COVID-19 pandemic has passed, the ongoing effects of endemic viral transmission on society continue to cause major strain on our healthcare system and there are many who could benefit from a platform that can develop new treatments more quickly and cost effectively than monoclonal antibody treatments. Aptamer-based drugs from Triera that offer both prophylaxis and therapeutic effect will continue to be a major focus of research at the Global Nexus School for Pandemic Prevention & Response at McMaster University."

About Triera Biosciences Ltd.

Triera holds an exclusive, worldwide royalty bearing license from McMaster University to use and practice all aptamer and DNAyme uses developed by McMaster University for the next 20 years. Triera and McMaster's combined expertise and capabilities in aptamer technology offer significant potential to reduce the cost and time required for the development of new treatments.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

Zentek, through its wholly-owned subsidiary Triera Biosciences Ltd., has a global exclusive license to the Aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

The Company is not making any express or implied claims that its aptamer technology has the ability to eliminate, cure or contain COVID-19 (or the SARS-CoV-2 coronavirus) at this time.

For further information contact:

Dr. Colin Van der Kuur, Chief Science Officer

Email: cvanderkuur@triera.ca

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.